AmericanWest Bancorporation

2007 Annual Report

Fellow Shareholders:

When writing this letter a year ago, we were entering 2007 with a high level of optimism about AmericanWest's prospects for improved profitability and operating performance. The year got off to a very positive start, with completion of the Far West Bancorporation acquisition in April. As expected we immediately realized significant improvements in both operating performance and efficiency as a result of this transaction, which added over $400 million in assets and 16 financial centers to the AmericanWest franchise.

Combined with solid organic loan growth and the impact of expense-control initiatives launched during the first quarter, this merger contributed to our achieving a return on average assets for the third quarter in excess of one percent, the highest level since the fourth quarter of 2005.



Robert M. Daugherty · *President and Chief Executive Officer*
Craig D. Eerkes · *Chairman*

Unfortunately, we were unable to sustain this progress through the fourth quarter. The final quarter of the year produced a loss of $3.5 million, or $0.19 per diluted share, principally due to the recognition of a $14.6 million provision for loan losses. This charge represented nearly 85 percent of the full year provision and was necessary due to a significant and rapid deterioration in the condition of certain loans, mostly concentrated in the residential construction and development segment of the loan portfolio.

While net income for 2007 increased by 12 percent over 2006 to $8.5 million, diluted earnings per share fell by 19 percent to $0.54. This level of financial performance was significantly below our internal targets and, in a word, disappointing. As a result of our 2007 operating results falling below expectations, total performance-based executive compensation expense for 2007 was approximately $600,000 less than the amount that would have been paid had target performance been achieved.

During 2007, the financial sector was among the worst-performing sectors in terms of total shareholder returns. This negative investor sentiment and increased volatility were driven largely by concerns about exposure to the residential real estate markets. Although we do not have direct exposure to subprime lending, approximately 30 percent of our total loan portfolio is related to construction and development, 66 percent of which is related to residential projects. During the third quarter of 2007, we implemented changes to our underwriting and credit approval processes for construction and development loans. Despite these proactive efforts, we anticipate non-performing loans and charge-offs for this portfolio segment will remain at elevated levels during 2008 due to continued weakness of some residential housing markets within our footprint.

Additionally, we expect organic loan growth to be lower in 2008 than in recent years due to a reduction in the levels of construction and development lending activity. This should be mitigated somewhat by our recent efforts to build our commercial and industrial lending portfolio. We launched this initiative during the first quarter of last year by opening a loan production office in the Walker Center building in downtown Salt Lake City. The initiative produced immediate and tangible results, with total commercial and industrial loan growth in excess of $40 million for the second half of the year. In November, we converted our Walker Center location into a full-service financial center, providing us with a high-profile presence in the city's central financial district.

Since most economic forecasts do not expect the soft real estate economy to rebound until 2009 or later, we anticipate that 2008 will be a challenging year from an operating perspective as prospects for short-term share price improvement are limited. We do not view the current operating environment as the time to increase our risk tolerances, potentially sacrificing long-term performance for a short-term gain, because we understand that improvement in our financial performance is a prerequisite for building shareholder value.

Your company is well positioned to manage through the most difficult market conditions facing the banking industry in more than 15 years. Our executive leadership team is experienced. Our investments in upgrading technology and opening new financial centers are substantially completed. Our capital base remains in excess of regulatory requirements for "well capitalized" status. And, our 750 dedicated employees continue to deliver every day on our promise of exceptional relationship-focused customer service. With this as a foundation, we are fully prepared to review, implement and execute the difficult but necessary changes to produce improved operating performance for 2008 and beyond.

We are very fortunate to operate in markets that continue to be among the strongest economies with the best long-term growth potential in the country. On the following pages are profiles of three key market areas we serve–North Idaho, Salt Lake County in Utah and the Tri-Cities area of Washington. These are economically vibrant markets that offer attractive lifestyle and business climates, two key ingredients necessary to sustain long-term growth.

Your continued support of AmericanWest Bancorporation and patronage of AmericanWest Bank and Far West Bank are appreciated.

Robert M. Daugherty
President & Chief Executive Officer

Craig D. Eerkes
Chairman

March 14, 2008

Selected Financial Data (unaudited)

(In thousands, except per share amounts)

(In thousands, except per share amounts)	2007	2006	2005	2004	2003
Statements of Income					
Net interest income	$ 84,089	$ 60,286	$ 53,987	$ 59,720	$ 55,618
Provision for loan losses	17,341	5,376	2,092	13,054	6,225
Non-interest income	16,097	9,275	8,383	9,247	7,320
Non-interest expense	70,548	52,198	41,408	42,738	35,219
Income before provision for income tax	12,297	11,987	18,870	13,175	21,494
Provision for income tax	3,759	4,357	4,998	3,670	7,508
Net income	$ 8,538	$ 7,630	$ 13,872	$ 9,505	$ 13,986
Basic earnings per common share	$ 0.54	$ 0.68	$ 1.33	$ 0.93	$ 1.39
Diluted earnings per common share	$ 0.54	$ 0.67	$ 1.31	$ 0.91	$ 1.34
Cash dividends declared per share	$ 0.15	$ 0.09	$ -	$ -	$ -
Book value per share	$ 16.51	$ 13.35	$ 11.58	$ 10.23	$ 10.45
Tangible book value per share	$ 8.09	$ 9.79	$ 10.20	$ 8.80	$ 8.83
Basic weighted average shares outstanding	15,766	11,183	10,407	10,185	10,046
Diluted weighted average shares outstanding	15,864	11,355	10,594	10,479	10,474
Performance Ratios					
Return on average assets	0.45%	0.58%	1.29%	0.88%	1.47%
Return on average equity	3.36%	5.33%	12.34%	9.37%	15.87%
Net interest margin[1]	5.09%	5.06%	5.47%	6.04%	6.36%
Non-interest income to average assets	0.85%	0.71%	0.78%	0.85%	0.77%
Non-interest expense to average assets	3.74%	3.99%	3.87%	3.94%	3.71%
Efficiency ratio	66.9%	73.6%	66.0%	61.6%	55.6%
Asset Quality Ratios					
Non-performing loans to gross loans[2]	2.21%	0.94%	1.50%	2.62%	1.43%
Allowance for credit losses to gross loans[3]	1.51%	1.31%	1.49%	1.99%	1.42%
Net charge offs to average gross loans	0.93%	0.54%	0.68%	0.77%	0.50%

[1] *Tax-exempt securities included using a tax equivalent basis and an assumed tax rate of 34%.*
[2] *Ratio shown net of government guarantees.*
[3] *Includes the allowance for loan losses and reserve for unfunded commitments.*

Abundant natural beauty, a moderate climate, state-of-the-art medical facilities and a relatively low cost of living. These are just a few of the reasons that North Idaho is fast becoming one of the country's premier retirement destinations.

Add to that the region's exceptionally strong population growth as well as rising incomes, and North Idaho is a logical choice for continued expansion by AmericanWest Bank.

The Idaho Panhandle consists primarily of two counties. Kootenai County is home to the lakeside town of Coeur d'Alene, known for its flourishing golf culture and lifestyle residential developments. In Bonner County, nestled at the base of the Selkirk Mountains, you'll find the community of Sandpoint, home to art galleries and an impressive array of outdoor recreational opportunities.



North Idaho

"AmericanWest Bank now has three financial centers in the Idaho Panhandle—Coeur d'Alene, Hayden and a new Sandpoint facility that relocated in November 2007. In fact, we opened a Sandpoint Financial Center less than two years ago in a temporary facility, and it has quickly become one of our most successful expansion efforts, already accounting for $11 million in deposits.

Opened December 2006, our Coeur d'Alene Financial Center is strategically located across the street from the Kootenai Medical Center. This location enables us to take advantage of opportunities presented by the region's growing medical community, and our private banking services have been of particular interest to medical professionals in the area.

QUICK FACTS:

North Idaho has consistently ranked in the top 10 fastest-growing areas in the country.

In 2007 *Money Magazine* named Coeur d'Alene one of the 10 best places to retire young.

From 2000 to 2007 median household incomes rose an average of 23.5 percent.

In the past seven years, the number of households with incomes above $50,000 grew 73 percent in Coeur d'Alene and 51 percent in Bonner County.

The region has a thriving medical community, and Kootenai Medical Center recently announced plans for $55 million in expansion projects.



Our expansion into the Idaho Panhandle has produced more than $21 million in deposit growth and $37 million in loan growth the past two years, and we continue to see tremendous potential for additional market share.

Just as this beautiful region has been 'discovered', new and established residents and businesses continue to discover our unique style of community banking."



B. Nicole Sherman
Executive Vice President
Director of Retail Banking

The Tri-Cities region, located in southeastern Washington, is one of the fastest growing areas in the Pacific Northwest. Its affordable housing, educated workforce, temperate climate and abundant year-round recreational opportunities make it an appealing destination for businesses, retirees and others choosing to relocate.

While the region has traditionally relied on federal spending associated with the Hanford Nuclear Reservation, Tri-Cities has become much more economically diverse in recent years, lending stability and strength to the economy.

Federal employment continues to be a mainstay, but that's just one of the reasons Tri-Cities is outperforming the rest of the state when it comes to job growth. Additional expansion has occurred in agriculture and food processing, with particular strength in the area's internationally acclaimed wine industry.



Tri-Cities, Washington

"The steady population growth and increasing economic vitality of this region caught our attention several years ago, and we began laying the ground-work to capitalize on potential business.

Our expansion began in earnest in 2006 with the acquisition of Columbia Trust Bancorporation, which increased our presence here from one financial center to three. We then added private banking services to take advantage of this area's changing demographics.

In 2007 we opened a home loan center in Pasco to serve a real estate market that has consistently remained more stable than national housing trends over the past several decades. This investment provided immediate results with mortgage volume more than doubling from the previous year to over $20 million.

A noteworthy example of our increasing strength in this region is the nearly $10 million in core deposit growth



QUICK FACTS:

Divided by the Columbia River, the Tri-Cities is comprised of Richland and Kennewick, in Benton County, and Pasco, in Franklin County.

Population exceeds 180,000; the fourth-largest populated area in Washington.

Since 2000, Franklin County has been the fastest growing county in Washington.

Tri-Cities median household income was $56,769 in 2007—a 26.4 percent increase from 2000.

The region added 4,800 non-farm jobs from October 2006 to October 2007.

at our Kennewick Clearwater Financial Center during 2007. Our Richland Financial Center, scheduled to open in the second quarter of 2008, will give us locations in all three cities and an opportunity to gain even more market share.

We anticipate further success in Tri-Cities and throughout the Columbia Basin as we continue to meet the banking needs of this growing market."



Robert A. Harris
Executive Vice President
Director of Commercial Lending
Washington and Idaho

QUICK FACTS:

Salt Lake City's median household income is an impressive $62,754—higher than any other market we serve.

Utah ranked third nationally in population growth for the year ending July 1, 2007.

Fifty percent of the state's jobs are based in Salt Lake City.

Salt Lake County is home to 38 percent of the state's population.

Unemployment in the county averaged a remarkably low 2.5 percent during 2007.


WALKER
CENTER

In March 2007 we opened a loan production office in Salt Lake City's historic Walker Center, and expanded it to a full-service financial center in November. Situated in the heart of the city's financial district, Walker Center provides personal banking, commercial lending, private banking, mortgage lending and cash management services. The early results are impressive—more than $37 million in loan growth last year, which is more than 75 percent in the targeted area of commercial businesses lending.

In January of this year, we relocated the financial center in Sandy to take advantage of a high-traffic, newly developed neighborhood and realized an immediate increase in deposits and transaction volume.

A month later our highly-successful South Jordan loan production office converted to a full-service financial center. South Jordan contributed $101 million in loans this past year, representing more than half of the bank's overall organic loan growth.

Salt Lake County, Utah

AmericanWest completed the acquisition of Utah-based Far West Bank in April 2007 and immediately implemented plans to capture additional market share by creating an expanded presence in Salt Lake County.

Utah's most populous county is the backbone of the state's economy and home to its largest city. Salt Lake County is also the center of government and financial activity as well as transportation infrastructure.

This region has experienced tremendous economic growth over the past three years. Employment gains are broad based, occurring among all major industrial sectors. The strongest job growth has been in construction, followed by trade, manufacturing, professional and business services, leisure/hospitality and healthcare. Workers commute into the area from all of the surrounding counties.



Another key strength in this region is our ability to attract high-quality, experienced local bankers who understand the community and are committed to our success.

Our strategic expansion in Salt Lake County has us well-positioned to capitalize on business opportunities as they arise in this thriving region."



Robert M. Bowen
Executive Vice President
Director of Commercial Lending
Utah


AmericanWest Bank
WASHINGTON
IDAHO
UTAH
FAR WEST BANK

IDAHO

COEUR D'ALENE
223 Ironwood Drive • Coeur d'Alene

HAYDEN
255 W Hayden • Hayden

KELLOGG
120 Railroad • Kellogg

LEWISTON
2201 Thain Grade • Lewiston

MOSCOW
600 S Jackson • Moscow

OROFINO
100 Main St • Orofino

SANDPOINT
605 5th St • Sandpoint

ST. MARIES
105 College Ave • St. Maries
1500 Main St • St. Maries

WALLACE
806 Bank St • Wallace

WASHINGTON

CHEWELAH
S 106 2nd St E • Chewelah

COLFAX
N 407 Main • Colfax

COLVILLE
621 S Main • Colville

DAVENPORT
639 Morgan St • Davenport

DAYTON
427 E Main • Dayton

EPHRATA
261 SW Basin St • Ephrata

KETTLE FALLS
365 W Third • Kettle Falls

KENNEWICK
5920 W Clearwater • Kennewick
1149 N Edison • Kennewick

LATAH
101 E Market • Latah

MABTON
408 B St • Mabton

MOSES LAKE
322 S Division • Moses Lake

NACHES
22 E 2nd St • Naches

OAKESDALE
W 114 Steptoe • Oakesdale

PALOUSE
N 150 Bridge • Palouse

PULLMAN
300 E Main • Pullman
1300 S Grand Ave. • Pullman

PROSSER
1115 Meade Ave • Prosser

PASCO
3945 W Court St • Pasco

SPOKANE
41 W Riverside Ave • Spokane
9506 N Newport Hwy • Spokane
4233 S Cheney-Spokane Rd • Spokane
10408 W SR 2, Ste 1 • Spokane
14124 N. Newport Hwy • Mead
15606 E Sprague • Veradale
9019 E Appleway • Spokane Valley
1221 N Liberty Lake Rd • Liberty Lake

SUNNYSIDE
1010 Yakima Valley Hwy • Sunnyside

TEKOA
147 N Broadway • Tekoa

UNIONTOWN
104 W Owen • Uniontown

WAITSBURG
215 W Main • Waitsburg

WALLA WALLA
30 W Main • Walla Walla
1965 Walla Walla Ave • Walla Walla

YAKIMA
3913 Creekside Loop • Yakima
127 W Yakima Ave • Yakima

UTAH

EPHRAIM
2 North Main Street • Ephraim
757 North Main Street • Ephraim

FAIRVIEW
300 North Milburn Road • Fairview

LOA
105 S Main • Loa

MT. PLEASANT
210 South State • Mt. Pleasant

NEPHI
185 North Main • Nephi

OREM
1534 South State Street • Orem
1020 East 800 North • Orem

PAYSON
818 S. Highway 198 • Payson

PRICE
82 West Main • Price

PROVO
201 E Center Street • Provo
2191 North Canyon Road • Provo

SALEM
135 East 200 North • Salem

SALT LAKE CITY
19 E 200 South, Ste 120 • Salt Lake City
10757 S River Front Pkwy • South Jordan

SANDY
9080 Village Shop Drive • Sandy

SPRINGVILLE
885 North Main Street • Springville

ST. GEORGE
308 West Tabernacle • St. George

Board of Directors

Craig D. Eerkes
Chairman of the Board
President, Sun Pacific Energy, Inc.

J. Frank Armijo
Program Director and General Manager
of West Coast Programs, Lockheed Martin

Douglas K. Anderson
President, Pacific Commercial Properties Corporation

Ivan T. Call
Professor Emeritus, Marriott School of Management,
Brigham Young University

Kay C. Carnes
Director of Graduate Business Programs,
Gonzaga University

Robert M. Daugherty
President and CEO, AmericanWest Bancorporation

H. Don Norton
Regional Director, Far West Bank

Donald H. Swartz II
President, J&M Electric

P. Mike Taylor
President, Taylor Engineering

Senior Management

Robert M. Daugherty
President and CEO, AmericanWest Bancorporation

Robert M. Bowen
Executive Vice President, Commercial Lending, Utah

Wade A. Griffith
Executive Vice President, Chief Information Officer

Robert A. Harris
Executive Vice President, Director of Commercial Lending,
Washington and Idaho

R. Blair Reynolds
Executive Vice President, General Counsel

Patrick J. Rusnak
Executive Vice President,
Chief Operating Officer and Chief Financial Officer

Rick E. Shamberger
Executive Vice President, Chief Credit Officer

B. Nicole Sherman
Executive Vice President, Director of Retail Banking

Corporate Information

Contact Information
AmericanWest Bancorporation
41 W. Riverside, Suite 400
Spokane, WA 99201
(509) 467-6993
investorinfo@awbank.net
www.awbank.net/ir

Independent Registered Public Accounting Firm
Moss Adams LLP
Spokane, Washington
www.mossadams.com

Transfer Agent and Registrar
Illinois Stock Transfer Company
209 W. Jackson Blvd., Suite 903
Chicago, IL 60606-6903
(800) 757-5755
www.illinoisstocktransfer.com

END

Stock Trading
AmericanWest Bancorporation is traded on the NASDAQ Global Select Market under the symbol AWBC.

Form-10-K
A copy of the AWBC Annual Report on Form 10-K may be included with this report as filed with the Securities and Exchange Commission. If not, additional copies and other financial information will be furnished without charge upon written request to Investor Information at the address listed above.